

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

David Forrest
General Counsel
Canada Goose Holdings Inc.
250 Bowie Ave
Toronto, Ontario, Canada M6E 4Y2

      Re: Canada Goose Holdings Inc.
           Form 20-F for the Fiscal Year Ended April 2, 2023
           Response Letter Dated May 14, 2024

Dear David Forrest:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing